EXHIBIT 12

H&R BLOCK

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	2012	2011	2010	2009	2008
Pretax income from continuing operations	$576,070	$627,703	$723,414	$736,132	$635,106

FIXED CHARGES:
Interest expense	85,354	85,695	79,656	89,385	61,934
Interest on deposits	6,735	8,488	10,174	14,069	42,878
Interest portion of net rent expense (a)	72,759	74,957	80,698	83,275	81,577

Total fixed charges	164,848	169,140	170,528	186,729	186,389

Earnings before income taxes and fixed charges	$740,918	$796,843	$893,942	$922,861	$821,495

Ratio of earnings to fixed charges
Including interest on deposits	4.5	4.7	5.2	4.9	4.4
Excluding interest on deposits	4.6	4.9	5.5	5.3	5.4

(a)	One-third of net rent expense is the portion deemed representative of the interest factor.

Note: In computing the ratio of earnings to fixed charges: (a) earnings have been based on income from continuing operations before income taxes and fixed charges (exclusive of interest capitalized) and (b) fixed charges consist of interest expense and the estimated interest portion of rents. Interest expense on uncertain tax positions has been excluded from fixed charges, as it is included as a component of income taxes in the consolidated financial statements.